UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

October 13, 2023

Date of Report (Date of earliest event reported)

Insight Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40775	86-3386030
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 East 91st Street New York, NY	10128
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (917) 374-2922

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	INAQU	The Nasdaq Stock Market, LLC
Class A Common Stock, par value $0.0001 per share	INAQ	The Nasdaq Stock Market, LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	INAQW	The Nasdaq Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

The BCA

Effective as of October 13, 2023, Insight Acquisition Corp., a Delaware corporation (“SPAC”), IAC Merger Sub Inc., a Florida corporation (“Merger Sub”) and Alpha Modus, Corp., a Florida corporation (“Alpha Modus”), entered into a business combination agreement and plan of merger (the “BCA”) pursuant to which Merger Sub will merge with and into Alpha Modus with Alpha Modus as the surviving corporation and becoming a wholly-owned subsidiary of the SPAC (the “Merger”). The Board of Directors of the SPAC (the “Board”) has unanimously approved and declared advisable the BCA, the Merger and the other transactions contemplated thereby (the “Proposed Transactions”). A copy of the BCA is filed as Exhibit 2.1 hereto and is incorporated herein by reference. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the BCA.

Consideration

(a)	Conversion of Securities and Merger Consideration

Each share of Alpha Modus common stock (other than the Dissenting Shares and the Cancelled Shares (as such terms are defined in the BCA)) will be converted into (i) the right to receive Earnout Shares (as defined below) (which may be zero), and (ii) a certain number of shares of SPAC Class A Common Stock (“Common Shares”) equal to (x) $110,000,000 divided by the total number of shares of Alpha Modus capital stock outstanding on a fully diluted basis as of the date of Closing, divided by (y) $10 (the “Merger Consideration”), with the maximum aggregate Merger Consideration being 11,000,000 Common Shares issuable to Alpha Modus common stockholders in the Merger. Alpha Modus currently has, and as of Closing will have, no outstanding options, warrants or other convertible securities outstanding, so no SPAC warrants, options or stock will be issued to any Alpha Modus convertible security holders in the Merger.

SPAC common stock and warrants issued and outstanding immediately prior to the consummation of the Merger will continue to be outstanding after the closing of the Merger, except that all shares of SPAC Class B Common Stock outstanding as of the Closing will be converted into the same number of shares of SPAC Class A Common Stock as of the Closing.

(b)	Earn-Out Shares

The stockholders of Alpha Modus may be issued up to 2,200,000 additional Common Shares (the “Alpha Modus Earnout Shares”). The Alpha Modus Earnout Shares will be earned and issued in one-third (1/3) increments (of approximately 733,333 shares) if, for any twenty (20) Trading Days within any thirty (30)-consecutive Trading Day period beginning at least 180 days after the Closing Date and on or prior to the 5-year anniversary of the Closing Date, the VWAP of the Common Shares equals or exceeds $13.00 per share, $15.00 per share and $18.00 per share (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing), respectively, with all remaining Alpha Modus Earnout Shares earned and issued upon a Change of Control of the SPAC at or prior to the 5-year anniversary of the Closing Date.

At the Closing, the SPAC’s sponsor, Insight Acquisition Sponsor LLC (the “Sponsor”) will deposit 750,000 Common Shares into escrow (the “Sponsor Earnout Shares”), and the Sponsor Earnout Shares will be released to the Sponsor according to the same milestones and timelines applicable to the Alpha Modus Earnout Shares described above.

(c)	Payments and Issuances to Creditors of Alpha Modus and the SPAC

At the Closing, (i) the combined company in the Merger will pay off the SPAC’s loan(s) from Polar Multi-Strategy Master Fund (“Polar”) up to a maximum of $1,000,000, (ii) the combined company in the Merger will pay off Alpha Modus’s loans from Janbella Group, LLC (“Janbella”) up to a maximum of $1,000,000, (iii) and the SPAC will issue to Polar and Janbella each a number of Common Shares equal to the amount paid off divided by $1.00.

Proxy Statement/Prospectus and Stockholder Meeting

As promptly as practicable after the date of the BCA, (i) the SPAC with the assistance of Alpha Modus will prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement/prospectus on Form S-4 (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be used as a proxy statement sent to the stockholders of SPAC soliciting proxies from such stockholders to obtain the required SPAC shareholder approval at a meeting of the SPAC’s stockholders and as a prospectus, in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the Common Shares issuable in connection with the Proposed Transactions.

Closing

The Closing will be on a date to be specified by the SPAC and Alpha Modus, but in no event later than three Business Days following the satisfaction or waiver of all of the closing conditions. It is expected that the Closing will occur on or before June 7, 2024.

Representations, Warranties and Covenants

The BCA contains customary representations, warranties and covenants of (a) Alpha Modus and (b) SPAC and Merger Sub relating to, among other things, (i) entity organization, good standing and qualification, (ii) capital structure, (iii) authorization to enter into the BCA, (iv) compliance with laws and permits, (v) taxes, (vi) financial statements and internal control over financial reporting, (vii) real and personal property, (viii) material contracts, (ix) environmental matters, (x) absence of changes, (xi) employee matters, (xii) litigation, and (xiii) brokers and finders.

Covenants

The BCA includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The BCA also contains additional covenants of the parties, including, among others, covenants providing for the registrant and Alpha Modus to use reasonable best efforts to cooperate in the preparation of the Registration Statement and Proxy Statement (as each such term is defined in the Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of their respective stockholders including, in the case of the registrant, approvals of a restated certificate of incorporation, the post-closing board of directors and the share issuance under Nasdaq rules. The registrant has also agreed to include in the Proxy Statement the recommendation of its board that stockholders approve all of the proposals to be presented at the special meeting.

Exclusivity

Each of the registrant and Alpha Modus has agreed that from the date of the BCA to the earlier of the closing of the Merger and the termination of the BCA, neither Alpha Modus nor the SPAC will: (i) encourage, solicit, initiate, engage or participate in negotiations with any party concerning any alternative transaction, (ii) take any other action intended or designed to facilitate the efforts of any person relating to a possible alternative transaction or (iii) approve, recommend or enter into any alternative transaction or any contract or agreement related to any alternative transaction.

Conditions to Closing

General Conditions

The obligation of the parties to consummate the Proposed Transactions is conditioned on, among other things, the satisfaction or waiver (where permissible) by SPAC and Alpha Modus of the following conditions, (a) the stockholders of SPAC shall have approved the Merger and Proposed Transactions in accordance with the BCA; (b) the absence of an adverse Law or Order of a Governmental Authority; (c) the waiting period for the HSR Filing shall have expired or been terminated; (d) the Common Shares issuable in the Merger shall have been approved for listing on The NASDAQ Stock Market; and (e) the stockholders of Alpha Modus shall have approved the Merger and Proposed Transactions in accordance with the BCA.

SPAC and Merger Sub Conditions to Closing

The obligations of SPAC and Merger Sub to consummate the Proposed Transactions are subject to the satisfaction or waiver by SPAC (where permissible) of the following additional conditions:

●	Certain representations of Alpha Modus specified in the BCA (the “Alpha Modus Specified Representations”) are true and correct in all material respects at and as of the Closing Date as though such Alpha Modus Specified Representations were made at and as of the Closing Date (other than in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date) (the “Alpha Modus Representation Condition”).

●	Alpha Modus shall have performed or complied in all material respects with all agreements and covenants required by the BCA to be performed or complied with by it on or prior to the consummation of the Amalgamation (the “Alpha Modus Covenant Condition”).

●	There has been no event that is continuing that would, individually or in the aggregate, reasonably be expected to have an Alpha Modus Material Adverse Effect (the “Alpha Modus MAE Condition”).

●	Alpha Modus shall have delivered to SPAC a certificate, dated the Closing Date, signed by an executive officer of Alpha Modus, certifying as to the satisfaction of the Alpha Modus Representation Condition, the Alpha Modus Covenant Condition and the Alpha Modus MAE Condition.

●	Alpha Modus shall have delivered a certificate, signed by the secretary of Alpha Modus, certifying that true, complete and correct copies of the Organizational Documents of Alpha Modus, as in effect on the Closing Date, and the resolutions of Alpha Modus’s board of directors authorizing and approving the Proposed Transactions are attached to such certificate.

●	Not more than five percent (5%) of the issued and outstanding shares of Alpha Modus shall constitute Dissenting Shares (as defined in the BCA).

●	Alpha Modus shall have delivered the Audited Financial Statements and the Unaudited Interim Financial Statements (as defined in the BCA) within the dates required by the BCA.

●	Alpha Modus and certain stockholders of Alpha Modus, as applicable, shall have delivered executed counterparts of the Stockholder Support Agreements, the IAC Stockholder Support Agreement, the Company Lock-Up Agreement, the Sponsor Lock-Up Agreement, the Registration Rights Agreement, and the Employment Agreements, as applicable (each of those agreements as defined in the BCA and together the “Ancillary Agreements”).

Alpha Modus Conditions to Closing

The obligations of Alpha Modus to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

●	Certain representations of SPAC and Merger Sub specified in the BCA (the “SPAC Specified Representations”) are true and correct in all material respects at and as of the Closing Date as though such SPAC Specified Representations were made at and as of the Closing Date (other than in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date) (the “SPAC Representation Condition”).

●	Each of SPAC and Merger Sub, respectively, shall have performed or complied in all material respects with all agreements and covenants required by the BCA to be performed or complied with by it on or prior to the consummation of the SPAC Continuance (the “SPAC Covenant Condition”).

●	There has been no event that is continuing that would individually, or in the aggregate, reasonably be expected to have an SPAC Material Adverse Effect (the “SPAC MAE Condition”).

●	SPAC shall have delivered to Alpha Modus a certificate, dated the Closing Date, signed by an authorized officer of SPAC, certifying as to the satisfaction of the SPAC Representation Condition, the SPAC Covenant Condition and the SPAC MAE Condition.

●	The SPAC, the Sponsor and other stockholders of the SPAC, as applicable, shall have delivered executed counterparts of the applicable Ancillary Agreements.

●	Other than Jeffrey Gary and Michael Singer, who are continuing as directors of the SPAC following Closing, the other members of the SPAC’s board of directors and all of its officers shall have executed written resignations effective as of the effective time of the Merger (the “Effective Time”).

Termination

The BCA may be terminated at any time by Alpha Modus or SPAC, respectively, as follows:

(a)	By SPAC or Alpha Modus, if (i) SPAC and Alpha Modus provide mutual written consent; (ii) the Merger does not occur on or before June 7, 2024 (the “Outside Date”); (iii) if any adverse Law or Order of a Governmental Authority is in effect and has become final and nonappealable; or (iv) if SPAC shall have failed to obtain required stockholder approval of the Proposed Transactions at its stockholders’ meeting (subject to the right to adjourn that meeting to obtain additional approvals), except that SPAC shall only have the right to terminate for such failure to obtain stockholder approval provided SPAC or Merger Sub are not in breach of Section 7.01 or 7.02 of the BCA.

(b)	By SPAC if Alpha Modus shall have failed to (i) obtain required stockholder approval of the Proposed Transactions within five (5) business days after the Registration Statement (to be filed in connection with the Merger) becomes effective, or (ii) deliver the required Stockholder Support Agreement within 24 hours of the execution of the BCA.

(c)	By Alpha Modus upon written notice to SPAC, in the event of a breach of any representation, warranty, covenant or agreement on the part of the SPAC or the Merger Sub, such that the conditions specified in Sections 8.03(a) or 8.03(b) of the BCA would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by SPAC within 20 days after receipt of written notice thereof, or (ii) is incapable of being cured; provided, that Alpha Modus will not have the right to terminate if it is then in breach of any of its representations, warranties, covenants or agreements set forth in the BCA.

(d)	By SPAC upon written notice to Alpha Modus, in the event of a breach of any representation, warranty, covenant or agreement on the part of Alpha Modus, such that the conditions specified in Section 8.02(a) or 8.02(b) of the BCA would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Alpha Modus within 20 days after receipt of written notice thereof, or (ii) is incapable of being cured; provided, that SPAC will not have the right to terminate the BCA if it is then in breach of any of its representations, warranties, covenants or agreements set forth in the BCA.

The foregoing description of the BCA is qualified in its entirety by reference to the full text of the BCA, a copy of which is included as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference. The BCA is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about SPAC, Alpha Modus or the other parties thereto. In particular, the assertions embodied in representations and warranties by Alpha Modus, SPAC, and Merger Sub contained in the BCA are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the BCA. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the BCA. Moreover, certain representations and warranties in the BCA were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the BCA as characterizations of the actual state of facts about Alpha Modus, SPAC and Merger Sub.

Certain Related Agreements

Sponsor Support Agreement

Contemporaneously with the execution of the BCA, the Sponsor entered into a Stockholder Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed (i) to vote their shares of the SPAC’s Class A Common Stock and Class B Common Stock (“SPAC Common Stock”) in favor of the BCA and the Proposed Transactions, and (ii) to waive any rights of appraisal, dissenter’s rights, and any similar rights under applicable law, and (iii) not to sell or otherwise transfer any of their shares of SPAC Common Stock unless the buyer, assignee, or transferee thereof executes a joinder agreement to Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Company Support Agreement

Contemporaneously with the execution of the BCA, The Alessi 2020 Irrevocable Trust entered into a Stockholder Support Agreement (the “Company Support Agreement”), pursuant to which it agreed (i) to vote its shares of Alpha Modus capital stock in favor of the BCA and the Proposed Transactions, (ii) to waive any rights of appraisal, dissenter’s rights, and any similar rights under applicable law, and (iii) not to sell or otherwise transfer any of their shares of Alpha Modus capital stock unless the buyer, assignee, or transferee thereof executes a joinder agreement to Company Support Agreement.

The foregoing description of the Company Support Agreement is qualified in its entirety by reference to the full text of the Company Support Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Lock-Up Agreement

Contemporaneously with the execution of the BCA, the Sponsor entered into a Lock-Up Agreement with the SPAC and Alpha Modus, pursuant to which it agreed not to transfer Common Shares during the period (the “Lock-Up Period”) from the Effective Time through the earlier of (i) the date that is 12 months after the Closing Date, or (ii) the date that the volume-weighted average price as reported by Bloomberg exceeds $12.50 per share for any 20 trading days within any consecutive 30-trading day period, except for 15% of the Common Shares owned by the Sponsor as of the Effective Time, which may be sold by the Sponsor during the Lock-Up Period.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Company Confidentiality and Lock-Up Agreement

Contemporaneously with the execution of the BCA, The Alessi 2020 Irrevocable Trust and The Alessi Revocable Trust (the “Alpha Modus Lock-Up Parties”) entered into a Confidentiality and Lock-Up Agreement with the SPAC and Alpha Modus, pursuant to which the Alpha Modus Lock-Up Parties agreed (i) to keep confidential certain information regarding the SPAC, Alpha Modus, and the combined company following Closing, and (ii) not to transfer Common Shares during the Lock-Up Period, except for an aggregate number of Common Shares equal to (X) 1,650,000 shares, plus (Y) the number of Common Shares issued to JanBella Group, LLC pursuant to the BCA, minus (Z) 557,692 shares, which may be sold by the Alpha Modus Lock-Up Parties during the Lock-Up Period.

The foregoing description of the Confidentiality and Lock-Up Agreement is qualified in its entirety by reference to the full text of the Confidentiality and Lock-Up Agreement, a copy of which is included as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

Contemporaneously with the execution of the BCA, certain holders of the SPAC common stock and certain holders of Alpha Modus common stock entered into the Amended and Restated Registration Rights Agreement, pursuant to such parties agreed to modify existing registration rights regarding SPAC securities beneficially owned by them.

The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the Amended and Restated Registration Rights Agreement, a copy of which is included as Exhibit 10.5 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On October 16, 2023, SPAC and Alpha Modus issued a joint press release announcing the execution of the BCA. A copy of the press release is furnished hereto as Exhibit 99.1.

The information in this Item 7.01 and Exhibit 99.1, attached hereto will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

In connection with the Proposed Transactions, SPAC intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement for the stockholders of SPAC. SPAC urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about SPAC, Alpha Modus and the Proposed Transactions. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of SPAC as of a record date to be established for voting on the Proposed Transactions. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge by directing a request in writing to: Insight Acquisition Corp. at 333 East 91st Street, New York, NY 10128. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

SPAC, Alpha Modus and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions under the rules of the SEC. Information about the directors and executive officers of SPAC is set forth in SPAC’s most recent Annual Report on Form 10-K, which was filed with the SEC on April 19, 2023. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the Proposed Transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of SPAC or Alpha Modus, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a definitive prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K and the attachments hereto contain forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the parties’ ability to close the Proposed Transactions, the anticipated benefits of the Proposed Transactions, and the financial condition, results of operations, earnings outlook and prospects of SPAC and/or Alpha Modus and may include statements for the period following the consummation of the Proposed Transactions. In addition, any statements that refer to projections (including EBITDA, EBITDA margin and revenue projections), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of SPAC and Alpha Modus as applicable and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to those discussed and identified in public filings made with the SEC by SPAC and the following:

●	expectations regarding Alpha Modus’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, Alpha Modus’s ability to invest in growth initiatives and pursue acquisition opportunities;

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the BCA;

●	the outcome of any legal proceedings that may be instituted against SPAC or Alpha Modus following announcement of the BCA and the transactions contemplated therein;

●	the inability to complete the Proposed Transactions due to, among other things, the failure to obtain SPAC stockholder approval;

●	the risk that the announcement and consummation of the Proposed Transactions disrupts Alpha Modus’s current plans;

●	the ability to recognize the anticipated benefits of the Proposed Transactions;

●	unexpected costs related to the Proposed Transactions;

●	the amount of any redemptions by existing holders of SPAC common stock being greater than expected;

●	limited liquidity and trading of SPAC’s securities;

●	geopolitical risk and changes in applicable laws or regulations;

●	the possibility that SPAC and/or Alpha Modus may be adversely affected by other economic, business, and/or competitive factors;

●	the risks that the consummation of the Proposed Transactions is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of SPAC and Alpha Modus prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Proposed Transactions or other matters addressed in this Current Report on Form 8-K and attributable to SPAC, Alpha Modus or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Current Report on Form 8-K. Except to the extent required by applicable law or regulation, SPAC and Alpha Modus undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of the Current Report on Form 8-K to reflect the occurrence of unanticipated events.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of October 13, 2023, by and among Insight Acquisition Corp., IAC Merger Sub Inc. and Alpha Modus, Corp.*
10.1	Stockholder Support Agreement, dated as of October 13, 2023, by and among Insight Acquisition Corp., Alpha Modus, Corp. and Insight Acquisition Sponsor LLC
10.2	Stockholder Support Agreement, dated as of October 13, 2023, by and among Insight Acquisition Corp., Alpha Modus, Corp. and The Alessi 2020 Irrevocable Trust
10.3	Lock-Up Agreement, dated as of October 13, 2023, by and among Alpha Modus, Corp., Insight Acquisition Corp. and Insight Acquisition Sponsor LLC
10.4	Confidentiality and Lock-Up Agreement, dated as of October 13, 2023, by and among Alpha Modus, Corp., Insight Acquisition Corp., and the Stockholder Parties
10.5	Amended and Restated Registration Rights Agreement, dated as of October 13, 2023, by and among Insight Acquisition Corp., Alpha Modus, Corp., Insight Acquisition Sponsor LLC and IPO underwriters of Insight Acquisition Corp.
99.1	Press Release, dated October 16, 2023

*	Certain exhibits and schedules to these exhibits have been omitted in accordance with Item 601(b)(2) of Regulation S-K. SPAC agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 16, 2023

INSIGHT ACQUISITION CORP.

By:	/s/ Michael Singer
Name:	Michael Singer
Title:	Executive Chairman